Exhibit 99.3

SUMMARY OF PROCEEDINGS OF THE 52nd ANNUAL GENERAL MEETING OF VEDANTA LIMITED HELD ON FRIDAY, JULY 14, 2017

The 52nd Annual General Meeting (AGM) of the Members of the Company was held on Friday, July 14, 2017 at 10.30 a.m. at ‘Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050. The meeting started with the briefing on the safety arrangements.

Mr. Navin Agarwal, Chairman of the Board, chaired the meeting and started the formal proceedings. Mr. Agarwal informed the shareholders about the sad and sudden demise of Mr. Naresh Chandra, Independent Director, on July 9, 2017.

All the Directors of the Company except Mr. K Venkataramanan attended the meeting. Mr. Agarwal informed that Mr. K Venkataramanan, Independent Director was travelling from the United States to attend the AGM, however due to the sudden flight disruptions he could not make it for the meeting.

As per the records of attendance, 277 members including 4 member by proxy were present. The Chairman informed that the statutory registers under the Companies Act, 2013 and other documents as referred in the AGM Notice were available for inspection by the members at the meeting. It was further informed that there were no qualifications in the Auditors’ Report on the Financial Statements and the report of Secretarial Auditors of the Company. The Notice and the Auditors Report were taken as read with the permission of the members present.

The Chairman delivered his speech. The Chairman then, invited the Members for asking any queries/ concerns on the Company’s accounts and businesses. All the queries raised were responded to the satisfaction of the members.

The Chairman informed that the Company had provided the Members the facility to cast their vote electronically, on all resolutions set forth in the Notice. The e-voting period commenced on Tuesday, July 11, 2017 (9:00 am IST) and ended on Thursday, July 13, 2017 (5:00 pm IST). Members who were present at the AGM and had not cast their votes electronically were provided an opportunity to cast their votes, through physical ballot paper at the meeting, under the supervision and guidance of Mr. Mehul Shah, scrutinizer appointed for the fair and transparent conduct of the Ballot Process.

The Chairman announced that the results of the voting (both remote e-voting and through ballot paper at the AGM) would be declared within the timelines prescribed under law and authorized the Company Secretary to declare the results of voting.

The following resolutions, as stated in the AGM Notice, were put to voting by the Members by way of ballot paper:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2017 along with the reports of the Directors and Auditors thereon. (Ordinary Resolution).

2.	To confirm the First Interim Dividend of ₹1.75 per equity share and Second Interim Dividend of ₹17.70 per equity share already paid for the financial year ended March 31, 2017. (Ordinary Resolution).

3.	Re-appointment of Mr. Thomas Albanese (DIN: 06853915), retiring by rotation (Ordinary Resolution).

4.	Ratification of appointment of M/s. S.R.Batliboi & Co. LLP, as Statutory Auditors and to fix their remuneration (Ordinary Resolution).

SPECIAL BUSINESS:

5.	To consider appointment of Mr. G.R. Arun Kumar (DIN:01874769) as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2016 to November 21, 2019 (Special Resolution).

6	To consider re-appointment of Mr. Thomas Albanese as Whole Time Director designated as Chief Executive Officer (CEO) of the Company for the period from April 1, 2017 to August 31, 2017 (Special Resolution).

7	Regularization of Mr. K. Venkataramanan (DIN:00001647) as an Independent Director of the Company (Ordinary Resolution).

8	Regularization of Mr. Aman Mehta (DIN: 00009364) as an Independent Director of the Company (Ordinary Resolution).

9	To consider appointment of Ms. Priya Agarwal (DIN: 05162177) as a Non-Executive Director of the Company (Ordinary Resolution).

10	Ratification of the remuneration payable to Cost Auditors for the financial year ending March 31, 2018 (Ordinary Resolution).

11	To approve offer or invitation to subscribe the Non-Convertible Debentures or other Debt Securities upto ₹20,000 crores on a Private Placement basis (Special Business)

12	To waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN: 00006303) of the company for FY 2013-14 (Special Resolution).

The Chairman extended his heartiest thanks to the members for their association with the Company and requested the members to continue voting.

The Scrutinizer report was received on July 14, 2017 and as set out therein all the said resolutions were declared passed with the requisite majority.

This is for your information and records.

For Vedanta Limited

Bhumika Sood

Company Secretary & Compliance Officer